UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Titles of Class of Securities)

04316A-108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 04316A-108

1	NAME OF REPORTING PERSON Hellman & Friedman LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13G

CUSIP No. 04316A-108

1	NAME OF REPORTING PERSON Hellman & Friedman Investors V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13G

CUSIP No. 04316A-108

1	NAME OF REPORTING PERSON H&F Brewer AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13G

CUSIP No. 04316A-108

1	NAME OF REPORTING PERSON H&F Brewer AIV II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13G

CUSIP No. 04316A-108

1	NAME OF REPORTING PERSON Hellman & Friedman Capital Associates V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13G

CUSIP No. 04316A-108

1	NAME OF REPORTING PERSON Hellman & Friedman GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13G

CUSIP No. 04316A-108

1	NAME OF REPORTING PERSON Hellman & Friedman LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Class A common stock, par value $0.01 per share (“Class A common stock”), of Artisan Partners Asset Management Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

Artisan Partners Asset Management Inc.

(b)	Address of Issuer’s Principal Executive Offices:

875 E. Wisconsin Avenue, Suite 800

Milwaukee, WI 53202

Item 2.

(a)	Name of Person Filing

Hellman & Friedman LLC

Hellman & Friedman Investors V, L.P.

H&F Brewer AIV, L.P.

H&F Brewer AIV II, L.P.

Hellman & Friedman Capital Associates V, L.P.

Hellman & Friedman GP LLC

Hellman & Friedman LP

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

c/o Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, CA 94111

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Class A common stock, par value $0.01 per share

(e)	CUSIP Number:

04316A-108

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

See Item 9 of each cover page.

(b)	Percent of class:

See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The H&F Funds were parties to a Stockholders Agreement, dated as of March 12, 2013, among themselves, the Issuer, Artisan Investment Corporation and the stockholders named therein (the “Stockholders Agreement”). The rights and obligations of the H&F funds under the Stockholders Agreement have ceased as a result of the H&F Funds no longer beneficially owning any securities of the Issuer.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 10, 2015

HELLMAN & FRIEDMAN LLC

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Managing Director

HELLMAN & FRIEDMAN INVESTORS V, L.P.

By:	HELLMAN & FRIEDMAN LLC,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Managing Director

H&F BREWER AIV, L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V, L.P.,
its general partner

By:	HELLMAN & FRIEDMAN LLC,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Managing Director

H&F BREWER AIV II, L.P.

By:	HELLMAN & FRIEDMAN INVESTORS V, L.P.,
its general partner

By:	HELLMAN & FRIEDMAN LLC,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Managing Director

HELLMAN & FRIEDMAN CAPITAL ASSOCIATES V, L.P.

By:	HELLMAN & FRIEDMAN LLC,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Managing Director

HELLMAN & FRIEDMAN GP LLC

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Managing Director

HELLMAN & FRIEDMAN LP

By:	HELLMAN & FRIEDMAN GP LLC,
its general partner

By:	/s/ Arrie R. Park
Name:	Arrie R. Park
Title:	Managing Director